UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  8)1

Tivity Health, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88870R102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88870R102

1	NAME OF REPORTING PERSON

North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 88870R102

1	NAME OF REPORTING PERSON

NTC Special Opportunities I Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		100,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 88870R102

1	NAME OF REPORTING PERSON

North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		750,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 88870R102

1	NAME OF REPORTING PERSON

Conan J. Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		22,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		750,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

22,727
	10	SHARED DISPOSITIVE POWER

750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

772,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

HC, IN

5

CUSIP No. 88870R102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Master Fund, Opportunities Fund and North Tide through the Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 450,000 Shares beneficially owned by Master Fund is approximately $5,490,615, excluding brokerage commissions.  The aggregate purchase price of the 100,000 Shares beneficially owned by Opportunities Fund is approximately $2,501,500, excluding brokerage commissions. The aggregate purchase price of the 200,000 Shares held in the Account is approximately $5,003,000, excluding brokerage commissions.

The 22,727 Shares beneficially owned by Mr. Laughlin represent (i) 11,250 Shares underlying stock options that are currently exercisable and (ii) 11,477 Shares1 underlying restricted stock units that have vested, which were granted to Mr. Laughlin in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 1, 2017, the Reporting Persons sold 1,750,000 Shares of the Issuer in a block sale with a broker transaction. The Reporting Persons have undertaken the sales reported in this Amendment No. 8 in large part to effectuate a rebalancing of North Tide’s portfolio in light of the significant appreciation in the Issuer’s stock price over the past year. The Reporting Persons continue to own approximately 750,000 Shares of the Issuer. Conan Laughlin, founder and portfolio manager of North Tide, was elected to the Issuer’s (formerly Healthways, Inc.) Board of Directors (the “Board”) in June 2014. He was re-elected to the Board at the Issuer’s 2017 Annual Meeting of Stockholders held in May 2017 and remains actively engaged as a director and Chair of the Compensation Committee.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,197,878 Shares outstanding, as of April 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 4, 2017.

A.	Master Fund
(a)	As of the close of business on August 2, 2017, Master Fund beneficially owned 450,000 Shares.

Percentage: Approximately 1.1%

______________________________

1Fractional amounts have been rounded to the nearest whole number.

6

CUSIP No. 88870R102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 450,000
(c)	The transactions in the Shares by Master Fund during the past sixty days are set forth in Schedule A and are incorporated by reference herein.
B.	Opportunities Fund
(a)	As of the close of business on August 2, 2017, Opportunities Fund beneficially owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 100,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 100,000
(c)	The transactions in the Shares by Opportunities Fund during the past sixty days are set forth in Schedule A and are incorporated by reference herein.
C.	North Tide
(a)	North Tide, as the investment manager of each of Master Fund, Opportunities Fund and the Account, may be deemed the beneficial owner of the (i) 450,000 Shares owned by Master Fund; (ii) 100,000 Shares owned by Opportunities Fund; and (iii) 200,000 Shares held in the Account as of the close of business on August 2, 2017.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 750,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 750,000
(c)

The transactions in the Shares by North Tide through the Account and on behalf of each of Master Fund and Opportunities Fund during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

D.	Mr. Laughlin
(a)

As of the close of business on August 2, 2017, Mr. Laughlin beneficially owned 22,727 Shares. Mr. Laughlin, as the Manager of North Tide, may be deemed the beneficial owner of the (i) 450,000 Shares owned by Master Fund; (ii) 100,000 Shares owned by Opportunities Fund; and (iii) 200,000 Shares owned by the Account as of the close of business on August 2, 2017.

Percentage: Approximately 2.0%

7

CUSIP No. 88870R102

(b)	1. Sole power to vote or direct vote: 22,727
2. Shared power to vote or direct vote: 750,000
3. Sole power to dispose or direct the disposition: 22,727
4. Shared power to dispose or direct the disposition: 750,000
(c)

Mr. Laughlin has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Master Fund and Opportunities Fund and through the Account during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       As of August 1, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

8

CUSIP No. 88870R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017	North Tide Capital Master, LP

	By:	North Tide Capital GP, LLC its General Partner

	By:	/s/ Conan J. Laughlin
		Name:	Conan J. Laughlin
		Title:	Manager

NTC Special Opportunities I Master, LP

By:	North Tide Capital GP II, LLC its General Partner

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

North Tide Capital, LLC

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

/s/ Conan J. Laughlin
Conan J. Laughlin

9

CUSIP No. 88870R102

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

North Tide Capital Master, LP

(1,300,000)*	$37.90	08/01/2017

NTC SPECIAL OPPORTUNITIES I MASTER, LP

(150,000)*	$37.90	08/01/2017

North Tide Capital, LLC
(Through the Account)

(300,000)*	$37.90	08/01/2017

* Privately negotiated transaction.